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                                                                      EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK ACCRETION

The following table sets forth our ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock accretion derived from our audited consolidated financial statements for the fiscal years ended September 30, 1997, 1998, 1999, 2000 and 2001. Except for our financial statements for the fiscal year ended September 30, 2001, our consolidated financial statements have been derived from the financial statements and accounting records of Lucent Technologies Inc. using the historical results of operations and historical basis of the assets and liabilities transferred to us from Lucent. We believe the assumptions underlying the consolidated financial statements are reasonable. The ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock accretion prior to September 30, 2000 may not be indicative of our future performance as an independent company.

In reviewing the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock accretion, please note the following:

--On September 30, 2000, we were spun off from Lucent pursuant to a distribution of all outstanding shares of our common stock to Lucent shareowners. Although our consolidated statements of operations include interest expense for each of the respective years, our balance sheets prior to the distribution do not include an allocation of Lucent debt at the corporate level because Lucent used a centralized approach to finance its operations. The interest rates used equate to an estimate of what we believe we would have obtained with a "BBB" rating, our current long term debt rating by Standard & Poor's. Average debt balances utilized for the interest expense calculation include an estimate of the amount of financing thought to be needed to historically fund our operations. These estimates were determined based upon the cash flows for each of the periods and do not necessarily reflect the level of financing we will incur as a stand-alone company.

--On September 30, 2000, we assumed $780 million of commercial paper from Lucent, which largely represents the portion of Lucent liabilities that Lucent determined should be attributed to us. As of September 30, 2001, we repaid approximately $348 million of the commercial paper.

--On October 2, 2000, we sold to Warburg, Pincus Equity Partners, L.P. and related investment funds four million shares of our Series B convertible participating preferred stock and warrants to purchase our common stock for an aggregate purchase price of $400 million. For the fiscal year ended September 30, 2001, we recorded a reduction of approximately $27 million in retained earnings representing the amount accreted on the Series B preferred stock for the dividend period.

                                   AVAYA INC.
    STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK ACCRETION
                              (DOLLARS IN MILLIONS)
                                   (UNAUDITED)


                                                                               YEAR ENDED SEPTEMBER 30,
                                                                2001          2000       1999      1998     1997
                                                               ------        ------    -------   -------   ------
EARNINGS
Adjusted Income (Loss) Before Income Taxes ...............     $(571)        $(448)     $ 307     $ 240     $  82
     Interest Capitalized During the Period ..............         5             2         --        --        --
     Fixed Charges .......................................       106           137        139       125        81
                                                               -----         -----      -----     -----     -----
TOTAL EARNINGS AVAILABLE .................................     $(470)        $(313)     $ 446     $ 365     $ 163

ADJUSTED INCOME (LOSS) BEFORE INCOME TAXES
Income (Loss) Before Income Taxes ........................     $(570)        $(448)     $ 307     $ 240     $  82
Less: Undistributed Earnings of Less than 50% owned
     affiliates ..........................................        (1)           --         --        --        --
                                                               -----         -----      -----     -----     -----
Adjusted Income (Loss) Before Income Taxes ...............     $(571)        $(448)     $ 307     $ 240     $  82

FIXED CHARGES
Total Interest Expense Including Capitalized
     Interest ............................................     $  41         $  78      $  90     $  94     $  59
Interest Portion of Rental Expense (1) ...................        65            59         49        31        22
                                                               -----         -----      -----     -----     -----
TOTAL FIXED CHARGES ......................................     $ 106         $ 137      $ 139     $ 125     $  81
Accretion of Series B Preferred Stock ....................        43 (2)        --         --        --        --
                                                               -----         -----      -----     -----     -----

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
TOTAL COMBINED FIXED CHARGES AND PREFERRED STOCK ACCRETION     $ 149         $ 137      $ 139     $ 125     $  81

RATIO OF EARNINGS TO FIXED CHARGES .......................       N/A (3)       N/A (4)    3.2       2.9       2.0
                                                               =====         =====      =====     =====     =====

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
     STOCK ACCRETION .....................................       N/A (3)       N/A (4)    3.2       2.9       2.0
                                                               =====         =====      =====     =====     =====


(1) For all periods presented, the percent of rental expense included in the computation of fixed charges represents a reasonable approximation of the interest factor.

(2) This amount represents pre-tax earnings required to cover the preferred stock accretion requirement of $27 million for the respective period and is calculated by dividing the preferred stock accretion by the reciprocal effective income tax rate of 38.3% for the period.

(3) For the year ended September 30, 2001, earnings available are inadequate to cover fixed charges and combined fixed charges and preferred stock accretion by $576 million and $619 million, respectively.

(4) For the year ended September 30, 2000, earnings available are inadequate to cover fixed charges and combined fixed charges and preferred stock accretion by $450 million.







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